Filed by Laboratory Corporation of America Holdings

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Covance Inc.

Commission File No. for Registration Statement on Form S-4 333-200614

To: LabCorp & Covance Employees

From: Steve Anderson & Jared Freedberg

Subject: LabCorp/Covance Weekly Integration Update

Date: 4 February 2015

Dear Colleagues,

The past few weeks have been filled with activities as we continue to prepare for Day 1 and the integration of LabCorp and Covance. We remain committed to providing you with updates regarding the integration process and keeping you informed as it progresses through the close of the transaction next month. This week’s update is set forth below.

RECENT NEWS

•	Strategic planning continues as leadership from both companies continue to focus on the ideas and opportunities which will make our merger incredibly rewarding for our clients, our employees and our investors. As a result of this planning, we have identified three main “Wave One” strategic opportunities that we are making our top priority following closing:

1.	Deliver faster clinical trial enrollment

2.	Become the partner of choice to develop and commercialize companion diagnostics

3.	Enhance Phase IV trial experience and post-market surveillance

Click here to learn more about our “transformative combination” from a summary of LabCorp CEO Dave King’s recent presentation at the 32nd annual J.P. Morgan Healthcare Conference.

•	The Core Integration Team remains focused on preparation for Day 1 and business continuity after the closing of the transaction. We are committed to maintaining the continuity of our work and to delivering high-quality execution for our clients and their existing studies. In addition, the integration team has continued to work on readying organizational structures for the combined company to be prepared for Day 1 operations.

•	A new business win for Covance was awarded due to the potential of using LabCorp’s testing data to drive faster clinical trial enrollment in a trial of a potential personalized therapeutic. This new business win is a direct result of our continued commitment to planning and preparation, especially in regards to our new “Wave One” opportunities. We are confident that this win is a positive sign of additional business opportunities for the combined company in the future.

LOOKING AHEAD

•	The Communications Team is preparing a comprehensive plan for external and internal messages about the combined companies, to be rolled out on Day 1 and in the weeks that follow. These will include letters, memos, internet and intranet postings, social media updates, town hall meetings, videos and advertisements designed to celebrate the closing and ensure that customers, suppliers, investors and employees understand the goals, objectives and values of the new Covance Drug Development Division business of LabCorp.

Q & A

•	What should employees expect on Day 1?

The LabCorp and Covance integration teams are collaborating closely to ensure a smooth transition. Our employees and customers should expect little change – if any at all – in daily business operations after the transaction closes on Day 1. Moving forward, we will continue to evaluate our processes, resources and operating mechanisms to further improve how we serve our customers and prosper as a new, combined organization.

•	What happens to the CVD stock symbol after the closing date?

The CVD stock symbol will be delisted from the NYSE as of the closing date. Investor-related inquiries will be directed to LabCorp.

Stay tuned for next week’s update as we continue the integration planning process. In the meantime, if you have questions, Covance employees should send them to LTQ@covance.com and LabCorp employees should send them to Merger_Questions@labcorp.com, and we’ll use these weekly updates to respond.

Sincerely,

Steve Anderson, PhD	Jared Freedberg
SVP and Global Head, Clinical Trials	VP, Corporate Development
LabCorp	Covance

Cautionary Statement Regarding Forward Looking Statements

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA. These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements. These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law. Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments. We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA. Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1)

LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance. Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10- K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC. All forward-looking statements included in this communication are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law. This communication relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, LabCorp has filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015. Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Covance or LabCorp through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540. Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction. Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com. Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com. Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.